Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:      + 91 40 4900 2999

Email:   mail@drreddys.com

Web:     www.drreddys.com

July 24, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of SEBI(Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and  in furtherance to our intimation dated May 09, 2025, wherein we had informed you that the Board of Directors of the Company at their meeting held on the same day, based on the recommendation of Nomination, Governance and Compensation Committee, have approved the re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-Time Director designated as Co-Chairman and Managing Director for a period of 5 years with effect from January 30, 2026 to January 29, 2031, subject to approval of shareholders in the ensuing Annual General Meeting of the Company.

This is to inform you that the shareholders of the Company at their 41st AGM held today i.e. July 24, 2025 have approved the re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-Time Director designated as Co-Chairman and Managing Director with requisite majority.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is enclosed as Annexure-I.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure-I

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl.no.	Particulars	Details
1.	Reason for change viz. ~~appointment~~, reappointment, ~~resignation, removal, death or otherwise~~	Re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-Time Director designated as Co-Chairman and Managing Director for a period of 5 years with effect from January 30, 2026 to January 29, 2031.
2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment	Date of re-appointment – Effective from January 30, 2026 Term - 5 years commencing from January 30, 2026 to January 29, 2031.
3.	Brief profile (in case of appointment)

Mr. G V Prasad is one of our promoters and a member of our Board of Directors. He serves as our Co-Chairman and Managing Director. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad’s emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape Dr. Reddy’s into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr. Prasad also ensures that the company is well-positioned for our future, drawing upon his 36 years plus of leadership experience in the pharmaceutical industry to help our company anticipate trends and envision the future of healthcare.

 Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (ISB) and the International Foundation for Research and Education. Mr. Prasad is also a member of the governing body of Mckinsey Centre for CEO Excellence and Institute of Public Health Sciences Hyderabad Society. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2014 & 2015.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. G V Prasad is brother-in-law of Mr. K Satish Reddy, Chairman of the Company.
5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Mr. G V Prasad is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.